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                              January 30, 2023

       Gilad Yavetz
       Chief Executive Officer and Director
       Enlight Renewable Energy Ltd.
       13 Amal St. Afek Industrial Park,
       Rosh Ha   ayin, Israel

                                                        Re: Enlight Renewable
Energy Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed January 20,
2023
                                                            File No. 333-269311

       Dear Gilad Yavetz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed January 20, 2023

       Summary
       Overview, page 1

   1. With regard to your disclosure on pages 2 and 90 of an annualized ratio computed with an amount for invested
capital in projects that were operational as of July 1, 2022, please tell us how you define the
 invested capital    used as the denominator of the ratio. In addition,
                                                        expand the disclosure
regarding the rationale for your annualization of a three month period to address why
you do not deem seasonality to be a factor that should be
                                                        considered in the
calculation of this ratio. In this regard, we note disclosure on page 67 that addresses why
seasonality is mitigated in your circumstances.
 Gilad Yavetz
FirstName  LastNameGilad Yavetz
Enlight Renewable Energy Ltd.
Comapany
January 30,NameEnlight
            2023       Renewable Energy Ltd.
January
Page 2 30, 2023 Page 2
FirstName LastName
Recent events, page 4

2. We note you have identified here and on page 106, the acquisition of greenfield development rights in Serbia and Italy as significant events that occurred in December
         2022. Please revise to disclose the financial effect of these transactions or otherwise advise.
Management's discussion and analysis of financial condition and results of operations
Overview and business, page 65

3. We note the addition of disclosure describing an average profit per kilowatt earned by
         Clenera prior to your ownership here and on page 93. However, it is not clear that quantification of a historical average profit in this manner is useful to the investor without appropriate context. Please revise to describe how this average profit has been calculated and the time frame it covers.
Significant factors and trends affecting our business
Rising power prices across Europe and the United States, page 66

4.       We note the addition of disclosure stating that    in the third
quarter of 2022, our first
         operational quarter for project Gecama in Spain, we sold electricity at an average net price
         of EUR 103 per MWh.    Please revise to provide further context to
your discussion
         surrounding an average net price.
Notes to the financial statements as of December 31, 2021
Note 28 - Operating segments, page F-84

5. We note the analysis you provided as it relates to your presentation of Segments
         Revenues in response to prior comment 16 in our letter dated September 21, 2022, prior comment 3 in our letter dated December 5, 2022, and the additional information you provided to us over the phone. However, based on the guidance in IFRS 8, Operating
         Segments, we object to the Company   s presentation of Segments
Revenues within the
         segment footnote, specifically the inclusion of    Proceeds from the
sale of electricity, as
         IFRS 8.23(a) requires disclosure of    revenues from external
customers,    which does not
         permit disclosure of amounts that are not revenue recognized in the current period. Please revise your segment disclosures accordingly.
General

6. Please update your executive compensation disclosures to include any compensation paid for the fiscal year ended December 31, 2022. Refer to Form F-1 and
Item 6.B of Form 20-
         F for guidance.
 Gilad Yavetz
FirstName  LastNameGilad Yavetz
Enlight Renewable Energy Ltd.
Comapany
January 30,NameEnlight
            2023       Renewable Energy Ltd.
January
Page 3 30, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at
(202) 551- 6548
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Joshua G. Kiernan